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January 22, 2025

Re:	EQT Private Equity Company LLC

Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G

Filed December 16, 2024

File No. 000-56683

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of EQT Private Equity Company LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) a post-effective amendment (“Post-Effective Amendment No. 2”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”), originally filed with the Commission on August 30, 2024. The Company has revised the Registration Statement in response to the comment letter from the staff (the “Staff”) of the Commission’s Division of Corporation Finance, dated January 6, 2025 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 2. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 2 and used below shall have the meanings given to them in Post-Effective Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

General

1.	Comment: We note your responses to prior comments 1 to 6. We continue to consider your responses and will follow up with additional comments if necessary.

Response: The Company respectfully acknowledges the Staff’s comment.

Securities and Exchange Commission	2	January 22, 2025

Item 1. Business

The Manager, page 3

2.

Comment: We note your response to prior comment 8. We further note your disclosure in the summary and other sections of the filing that you are not an operating company and your disclosure on page 3 that you “intend[] to enter into the Management Agreement, pursuant to which the Manager is expected to provide executive and administrative personnel, office space, office services and other operational infrastructure for [you].” As such, please revise your disclosure to provide more detailed information regarding the manager’s performance history.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 5.

Share Purchase Plan, page 16

3.

Comment: We note your response to prior comment 9. We respectfully disagree that the 2007 Alston & Bird LLP class exemptive relief applies in this particular instance. As such, you may consider whether you can rely on other existing relief, if applicable. Alternatively, you may consider representing that you acknowledge that Regulation M may apply, depending on the particular facts and circumstances involved (i.e., at the time of the actual private placements), and, if so, that you may not be able to engage in any repurchases during any applicable restricted period; and/or that you will engage in repurchases only to the extent you can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and acknowledges that it will engage in repurchases only to the extent it may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

Net Asset Value

Calculation of NAV, page 168

4.

Comment: We note your response to prior comment 12. Please further revise your disclosure to provide a breakdown of components of total NAV and NAV per share by class or advise why you have not included this information.

Response: The Company respectfully acknowledges the Staff’s comment and advises that since the Company has not commenced operations, it does not have material assets or liabilities (except as it relates to the Company’s organization and offering costs) as of the date hereof. The Company further advises that as of the date hereof, it has only issued 40 Class Q Shares for aggregate consideration of $1,000, and such amount represents the entirety of the Company’s NAV. As such, the Company has provided a narrative description of the anticipated future components of NAV in the Registration Statement on page 168, and will present NAV on the template for calculating NAV (previously provided to the Staff as Exhibit A to the Company’s response letter dated October 25, 2024) once it commences operations.

Securities and Exchange Commission	3	January 22, 2025

Please do not hesitate to call any of Mark Brod at (212) 455-2163, Rajib Chanda at (202) 636-5543, Nathan Somogie at (212) 455-2851, or Nicholas Ridley at (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	EQT Private Equity Company LLC

Gautam Nadella

Simpson Thacher & Bartlett LLP

Rajib Chanda

Mark Brod

Nathan Somogie

Nicholas Ridley